Exhibit 99.1

ASX ANNOUNCEMENT

15 February 2018

Strategic Alliance and Capital Raising

Melbourne, Australia; 15 February 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”) a molecular diagnostics company and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for sporadic (non-hereditary) breast cancer, is pleased to announce that it has entered into a non-binding terms sheet with Blockchain Global Limited ACN 601 628 497 (“BCG”). It is intended that the non-binding terms sheet with BCG will provide a framework for continued discussions with the objective of GTG and BCG agreeing on potential medical and biotech blockchain applications, harnessing GTG’s genomic data, platform and CLIA approved laboratory expertise, along with BCG’s extensive blockchain application experience.

In addition, in order to secure additional working capital, the Company has also mandated Lodge Corporate Pty Ltd to assist in a proposed private placement of up to 324.7 million new GTG fully paid ordinary shares at an issue price of 0.014c per GTG share. Wholesale investors under the proposed private placement would also be issued, for no additional consideration (other than the payment of the exercise price); the grant of an option exercisable at 2c on a 1:1 basis; with 3 year maturity and otherwise on terms and conditions consistent with ASX Listing Rules.

Both proposed transactions are subject to a number of conditions including due diligence and prior GTG shareholder approval (by non-associated GTG shareholders).

GTG has to date incurred significant losses in its attempts to establish the BREVAGenplus non-hereditary breast cancer risk assessment test and the Board has assessed that BREVAGenplus in its current state is unlikely to lead to a material increase in GTG’s fundamental value. The potential implementation of blockchain or distributed ledger technologies is becoming well publicised in providing opportunities for increased efficiencies both in terms of cost reduction as well as increased services and marketing opportunities across the biomedical landscape. It is an objective of GTG’s Board to enhance shareholder value.

Dr Paul Kasian, Genetic Technologies’ newly elected Chairman of the Board, commented: “The Board is extremely excited about the opportunities that the agreement with Blockchain Global presents to not only build on the wonderful assets and expertise that the Company has developed to date, but also take advantage of the new and developing opportunities before us.  The merging of genomics and global digital platforms will create exciting opportunities. Blockchain is a trusted digital ledger that provides a secure low cost and fast way to gather and disseminate information and we look forward to exploring its potential application in genomics to improve personalised health.’’

Blockchain Global Limited (“BCG”): A strategic alliance

Messer’s Peter Rubinstein, Samuel Lee; Dr Jerzy Muchnicki and Dr Paul Kasian are all associated with Blockchain Global Limited as outlined in the attached Annexure. Accordingly Dr Wakefield as an independent Director (with no association with BCG) was appointed to consider the BCG proposal on behalf of GTG.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

GTG entered into confidential discussions with BCG in June 2017 and has on an ongoing basis continued to evaluate a multitude of blockchain solutions that could be of benefit to GTG, culminating in a non-binding terms sheet being entered into between the parties on 2 February 2018. This strategic alliance will only become binding upon completion of commercial discussions between the parties, including completion of a due diligence, entry into formal agreements to reflect the alliance, as well as ultimately seeking approval from shareholders. There is no guarantee that any transaction will be concluded.

The key terms of the proposed BCG strategic alliance are as follows:

1.              The parties in good faith are to explore and seek to agree the provision by BCG, on a perpetual royalty free licence terms or transfer, to GTG of a suite of potential Biotech/Medical Blockchain Opportunities (BCG Alliance opportunities).

2.              The BCG Alliance opportunities may include:

a.              Assistance by BCG with GTG’s utilisation of its existing labs and Genomic Testing Platform to support a USA DNA genomic data Platform utilising the Blockchain to enable rapid collection and dissemination of Genomic data to big pharma, researchers and the general public for personalised medicine and health initiatives.

b.              Assist with the development of Blockchain based solutions to tackle the estimated $200B a year loss by big pharma as a result of drug counterfeiting.

c.               Establish a division incorporating a Blockchain accelerator and seed investment arm focussing on new technologies in the Biotech and Medical markets.

It must be emphasised that the non-binding terms sheet provides GTG with a framework to consider not only these specific blockchain opportunities, but also an ongoing pipeline of potential medical and biotech related blockchain opportunities.

3.              Where the parties are able to reach agreement on the BCG Alliance opportunities and certain preconditions are satisfied, in consideration of the entry into the BCG Alliance opportunities; the BCG terms sheet contemplates the potential issue by GTG to BCG (or its nominees) of up to 486 million new fully paid ordinary shares in GTG (credited as fully paid) on achievement of the milestones detailed in section 4 below. The Milestone Shares reflect approximately 15% of GTG’s issued share capital after the dilution from the proposed contemporaneous capital raise by Lodge Partners.

4.              The milestones are proposed to be based on sustained share price performance of GTG shares on the ASX official list reflecting the entry into and the performance in respect of the BCG Alliance opportunities with:

a.              162million GTG shares to be issued upon the shares achieving 2.5c for a period of 10 consecutive ASX trading days and subject to the commencement by GTG of one blockchain opportunity to be developed in conjunction with BCG,

b.              a further 162million GTG shares when the GTG share price on the ASX official list achieves 3c and remains above this price for 10 consecutive ASX trading days and subject to the commencement by GTG of a second blockchain opportunity to be developed in conjunction with BCG; and

c.               a further 162million GTG shares when the GTG share price on the ASX official list achieves 3.5c and remains above this price for 10 consecutive ASX trading days and subject to the commencement by GTG of a third blockchain opportunity to be developed in conjunction with BCG.

The Company believes that the ASX market is the best indicator of any potential enhanced shareholder value of blockchain development by GTG - hence GTG’s proposal to base the BCG milestones on GTG’s share price movement on the ASX market rather than simply based on the development or commencement of a particular blockchain project.

The intention is that the non-binding terms sheet will enable GTG to undertake further due diligence before the final selection of proposed blockchain projects for GTG.

Proposed Private Placement

As outlined above GTG has mandated Lodge Corporate Pty Ltd to assist in a proposed private placement of up to 324.7m new GTG fully paid ordinary shares on the following terms:

•                  up to 324.7 million new GTG fully paid ordinary shares at an issue price of 0.014c per GTG share; and

•                  Wholesale investors under the proposed private placement would also be issued, for no additional consideration (other than the payment of the exercise price where exercised); an option exercisable at 2c on a 1 new option for each GTG share subscribed under the private placement, a 3 year maturity and otherwise on terms and conditions consistent with ASX Listing Rules.

It must be noted that while the mandate with Lodge Corporate has been signed; there is no guarantee that GTG will undertake the contemplated capital raise nor that Lodge Corporate will agree to proceed with the private placement.

Conditions

The proposed Private Placement and the Strategic Alliance are subject to a number of conditions including:

•                  Receipt by GTG of all necessary shareholder approvals to enable the transaction to proceed, including but not limited to, all approvals under the ASX Listing Rules, and the Corporations Act.

•                  BCG undertaking and being reasonably satisfied with the results of its due diligence of GTG and its assets.

•                  The parties then agreeing and entering into the BCG Strategic opportunities.

The attached Annexure has been prepared to provide further background information and should be read in conjunction with this ASX Announcement.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA))
Director	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

About Blockchain Global Limited

Blockchain Global Limited (founded in 2014) is a leading global blockchain technology commercialisation and investment company. To capitalise on the extensive IP from operating blockchain auditing infrastructure across 3 facilities, Blockchain Global in 2016 expanded operations beyond providing auditing services for the Bitcoin network, through the material revenue growth for its management consulting division and corporate incubation program.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the

Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Annexure to Announcement

ANNEXURE

In order to ensure that all important facts with regards to the proposed Strategic Alliance with BCG are adequately disclosed to the market, GTG has worked closely with the ASX from 2 February 2018 to date of this announcement.

The following additional background information is provided by way of disclosure:

•                  Immediately after the General Meeting of shareholders held on 31 January 2018, at which Messer’s Peter Rubinstein, Samuel Lee and Dr Jerzy Muchnicki were elected as Directors of GTG, a GTG board meeting was held and a draft BCG terms sheet was tabled. Declaration of interests made by the newly elected Directors were as follows:

•                  Mr Peter Rubinstein

Personal interest: Blockchain Global Limited - Shareholder & Consultant

•                  Dr Paul Kasian

Personal interest Blockchain Global Limited - Director

•                  Dr Jerzy Muchnicki

Personal interest Blockchain Global Limited - Shareholder

•                  Mr Sam Lee

Personal interest Blockchain Global Limited - Founder, CEO and Shareholder

•                  Dr Lindsay Wakefield - None

•                  The Board resolved to appoint Dr Wakefield as an independent Director to consider the BCG proposal on behalf of GTG and if acceptable recommend approval by the Board.

•                  As noted, confidential discussions between GTG & BCG originally commenced in June 2017. Dr Wakefield was appointed by the Board of GTG as one of the representatives in these discussions, providing him with a solid understanding of the capabilities of BCG and its proposed offerings to GTG. Further in considering all strategic alternatives for GTG; Dr Wakefield had the benefit of both a strategic review and confidential market outreach program being conducted by Roth Capital Partners to industry participants over a period of 3.5 months leading up to the shareholder meeting on 31st January 2018.

•                  During the course of Dr Wakefield’s discussions with BCG, several changes to the initial terms sheet presented were successfully negotiated, including a change in the overall nature of the terms sheet to one of a non-binding basis, rejection of a break fee and inclusion of other conditions.

•                  Additionally, the original terms sheet had included a Cryptocurrency Exchange proposal, which subsequent to ASX Intervention has been removed due the ASX’s concern that this may result in a change to GTG’s current activities and trigger the application of ASX Listing Rule 11.1. GTG was comfortable with this, in that the Cryptocurrency exchange proposal was only one of a pipeline of opportunities that strategic alliance is designed to deliver to improve the fundamental value of GTG.

•                  Whilst GTG has stated that, in considering the performance milestones of the Milestone shares, it believes that the market is the best indicator of any potential enhanced shareholder value of any blockchain development by GTG, it acknowledges that no independent corporate or valuation advice has been sought as yet. In fact, it was only subsequent to discussions that have been held with the ASX that the milestones were tied to commencement by GTG of blockchain opportunities to be developed in conjunction with BCG. It is intended that during the due diligence period with the selection of the potential blockchain applications to be pursued by the Company, that the Company will be able to assess in greater detail market size for the selected blockchain application and the resulting potential value which may be generated for shareholders in pursuing those selected blockchain opportunities. The Company envisages that the explanatory memorandum to accompany the requisite shareholder notice of meeting will contain further information on this assessment of potential value (with a comparison to the value of the proposed GTG shares which may be issued where the milestones are achieved).